

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Mr. Todd Kahn, Senior Vice President and General Counsel
Coach, Inc.
516 West 34th Street
New York, New York 10001

   Re: **Coach, Inc.**
      Form 10-K
      Filed August 25, 2010
      File No. 001-16153

Dear Mr. Kahn:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed August 25, 2010

Exhibits

1. We note that exhibit 10.1 is missing schedules, exhibits or attachments. Please confirm that you will file this exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.

DEF 14A, filed September 24, 2010

2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe in greater detail the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin Wilson at (202) 551-6047 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director